April 17, 2020

Glen Ibbott
Chief Financial Officer
Aurora Cannabis Inc.
Suite 500   10355 Jasper Avenue
Edmonton, Alberta
Canada T5J 1Y6

       Re: Aurora Cannabis Inc.
           Form 40-F for the Fiscal Year Ended June 30, 2019
           Filed September 11, 2019
           File No. 001-38691

Dear Mr. Ibbott:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences